January 15, 2010
Via Edgar and Overnight Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Rose Zukin, Staff Attorney Mail Stop 4720
Re:	ARIAD Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, filed March 16, 2009 Schedule 14A, filed April 30, 2009 File Number: 000-21696
Ladies and Gentlemen:
     This supplemental response letter (“Supplemental Response Letter”) is being submitted by ARIAD Pharmaceuticals, Inc. (the “Company”) in connection with comments received from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and the Company’s definitive proxy statement for the Company’s 2009 annual meeting of stockholders (the “2009 Proxy Statement”). The 2008 Form 10-K was filed with the Commission on March 16, 2009, and the 2009 Proxy Statement was filed with the Commission on April 30, 2009.
Background
     The initial comments from the Staff were contained in a letter dated November 9, 2009 (the “Initial Comment Letter”) from Jeffrey P. Riedler, Assistant Director, of the Staff of the Division of Corporation Finance of the Commission to Dr. Harvey J. Berger, Chairman and Chief Executive Officer of the Company. Comment No. 5 of the Initial Comment Letter requested that the Company provide draft disclosure to be included in the Company’s next proxy statement concerning (i) the performance objectives considered for each separate executive officer; (ii) any threshold, target and/or maximum levels of achievement applicable to any of these objectives, to the extent they are quantifiable; and (iii) a discussion of how the level of achievement will affect the actual bonuses to be paid.
     On December 9, 2009, the Company submitted a response to the Initial Comment Letter, including a response to Comment No. 5 (the “Initial Response Letter”).

ARIAD Pharmaceuticals, Inc.
January 15, 2010

     On January 12, 2010, the Company received an additional comment, orally, from Rose Zukin of the Staff (the “Supplemental Comment”). In the Supplemental Comment, the Staff advised the Company that the Staff had reviewed the Company’s response to Comment No. 5 in the Initial Response Letter and acknowledged that the proposed revised disclosure indicates that executive officers must at least “exceed requirements” to achieve or exceed the target award of 30% and also provides that, in order to receive any award, executive officers must at least “meet requirements.” The Staff requested that the Company provide additional disclosure indicating the portion of the target annual performance and long-term incentive awards that the Company’s executive officers are eligible to receive if their performance is determined to “meet requirements.”
Supplemental Response to Comment 5
     Excerpted below is the relevant portion of the Company’s response to Comment 5 in the Initial Response Letter that relates to the Supplemental Comment. The Company proposes to include additional disclosure, as marked below with underline, in response to the Supplemental Comment, together with the other proposed disclosures submitted as part of the Initial Response Letter.
     Process for Determining Executive Compensation
     ...
In order to achieve or exceed the target level of the annual performance award or long-term incentive award, the officer’s performance must be rated at least “exceeds requirements”. In order to receive any award, the officer’s performance must be rated at least “meets requirements”. Executive officers who are rated “meets requirements” generally receive annual performance awards of 15-25% of base salary, compared to the target award of 30% of base salary, and long-term incentive awards of 50% to 90% of the target award for each officer. Executive officers who are rated “outstanding” may receive annual performance awards of up to 60% of base salary and long-term incentive awards of up to 200% of the target award. The Compensation Committee considers each executive officer's performance on a case-by-case basis and retains discretion to grant annual performance and long-term incentive awards outside of these ranges as warranted.
* * * * *
In addition, as requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

ARIAD Pharmaceuticals, Inc.
January 15, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     As requested, this Supplemental Response Letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Staff may have additional comments after reviewing this Supplemental Response Letter and the proposed revised disclosure.
     We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at (617) 621-2209, or our outside counsel, Scott A. Samuels, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-1798. Thank you for your time and attention.

Sincerely,
/s/ Edward M. Fitzgerald
Edward M. Fitzgerald
Senior Vice President and Chief Financial Officer

cc:	ARIAD Pharmaceuticals, Inc. Harvey J. Berger, M.D. Raymond T. Keane, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jonathan L. Kravetz, Esq. Scott A. Samuels, Esq.